UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.4)*


                         Famous Dave's of America, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    307068106
                                 (CUSIP Number)

                               Mr. Joshua G. Welch
                               Vicuna Advisors LLC
                           107 Wilcox Road, Suite 101
                              Stonington, CT 06378
                                 (860) 536-0155
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 2009
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
                             Vicuna Advisors LLC
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

     NUMBER         7       SOLE VOTING POWER

   OF SHARES                Zero
                    ------------------------------------------------------------
  BENEFICIALLY      8       SHARED VOTING POWER

   OWNED BY                 1,032,533 shares
                    ------------------------------------------------------------
     EACH           9       SOLE DISPOSITIVE POWER

   REPORTING                Zero
                    ------------------------------------------------------------
    PERSON          10      SHARED DISPOSITIVE POWER

     WITH                   1,032,533 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,032,533 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          11.3 %
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
--------------------------------------------------------------------------------

CUSIP No. 307068106

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
                             Vicuna Partners LLC
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

     NUMBER         7       SOLE VOTING POWER

   OF SHARES                Zero
                    ------------------------------------------------------------
  BENEFICIALLY      8       SHARED VOTING POWER

   OWNED BY                 1,032,533 shares
                    ------------------------------------------------------------
     EACH           9       SOLE DISPOSITIVE POWER

   REPORTING                Zero
                    ------------------------------------------------------------
    PERSON          10      SHARED DISPOSITIVE POWER

     WITH                   1,032,533 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,032,533 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          11.3 %
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
--------------------------------------------------------------------------------

CUSIP No. 307068106

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
                             Joshua G. Welch
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

     NUMBER         7       SOLE VOTING POWER

   OF SHARES                Zero
                    ------------------------------------------------------------
  BENEFICIALLY      8       SHARED VOTING POWER

   OWNED BY                 1,032,533 shares
                    ------------------------------------------------------------
     EACH           9       SOLE DISPOSITIVE POWER

   REPORTING                Zero
                    ------------------------------------------------------------
    PERSON          10      SHARED DISPOSITIVE POWER

     WITH                   1,032,533 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,032,533 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          11.3 %
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

     This Amendment No. 4 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Stock, $0.01 par value (the "Common Stock"), of Famous Dave's of America, Inc. (the "Issuer") filed by the Reporting Persons (as defined below) on April 4, 2006, as amended by Amendment No. 1 filed by the Reporting Persons on June 16, 2006, Amendment No. 2 filed by the Reporting Persons on August 2, 2006, and Amendment No. 3 filed by the Reporting Persons on March 12, 2008.

     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), and Joshua G. Welch ("Welch").

     The address of the principal business and principal office of each of the Reporting Persons is c/o Vicuna Advisors LLC, 107 Wilcox Road, Suite 101, Stonington, CT 06378.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

      The source of funds used to purchase the shares of Common Stock owned by the Reporting Persons (the "Shares") was working capital of investment partnerships for which Master acts as general partner and Advisors acts as investment adviser. The aggregate amount of such funds was $11,562,353.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     On April 8, 2009, Joshua G. Welch, Managing Member of Advisors, wrote to the Issuer's Board of Directors requesting that a representative of Advisors be added as a member of the Board of Directors of the Issuer. A copy of the letter is attached as Exhibit B.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

     As of the date hereof, investment partnerships for which Partners acts as general partner and Advisors acts as investment adviser are the beneficial owners 1,032,533 shares of Common Stock. By virtue of its status as general partner, Partners might be deemed to be the beneficial owner of the securities owned by such investment partnerships. By virtue of its status as investment adviser, Advisors might be deemed to be the beneficial owner of the securities owned by such investment partnerships. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by such investment partnerships. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by such investment partnerships.

     As of the date hereof, such investment partnerships are the beneficial owners of 11.3% of the Common Stock. The percentage of the outstanding Common Stock reported in this Schedule 13D is calculated on the basis of 9,079,068 shares of Common Stock issued and outstanding on March 9, 2009, as reported in the Issuer's Proxy Statement for the Annual Meeting of Shareholders to be held on May 5, 2009, filed with the Commission on March 25, 2009.

     By virtue of its status as general partner of such investment partnerships, Partners might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships. By virtue of its status as investment adviser to such investment partnerships, Advisors might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly power to dispose or direct the disposition of the securities owned by such investment partnerships.

      No transactions were effected by the Reporting Persons in the Common Stock during the 60 days prior to the date of this Schedule 13D.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

         Exhibit A: Agreement of Joint Filing, dated as of April 8, 2009, among Advisors, Partners and Welch.

         Exhibit B: Letter of Vicuna Advisors to the Board of Directors of the Issuer dated April 8, 2009.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 8, 2009


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            /s/ Joshua G. Welch
                            -----------------------------------------
                                  Joshua G. Welch

                                                                       EXHIBIT A


                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 4 to Schedule 13D dated April 8, 2009 relating to the Common Stock, $0.01 par value, of Famous Dave's of America, Inc. as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.


Dated:  April 8, 2009


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            /s/ Joshua G. Welch
                            -----------------------------------------
                                  Joshua G. Welch

                                                                       Exhibit B


                         [Letterhead of Vicuna Advisors]

                                                                   April 8, 2009


Board of Directors
Famous Dave's of America, Inc.
12701 Whitewater Drive, Suite 200
Minnetonka, Minnesota  55343


Gentlemen:

As the owner of 11.3% of Famous Dave's of America, Vicuna Advisors requests the Board of Directors to provide a seat on the Board of Directors to a representative of Vicuna Advisors. Vicuna Advisors has been a patient owner of Famous Dave's of America for nearly five years and has remained an owner as Famous Dave's has executed the Board's various strategies. Over this time period, notwithstanding their good intentions, the Board's record includes extraordinary CEO turnover, undisciplined capital allocation, and a bizarre reluctance to make the corporation more productive in the face of horrendous economic conditions. We have been repeatedly snubbed in prior requests for improved representation.

It is worth noting that Vicuna Advisors owns approximately twice the number of common shares as the combination of the directors and named executive officers of Famous Dave's of America. Drawn from the last four proxy statements, a comparison of the outright stock ownership follows:

Proxy Date             Directors and Named           Vicuna
                       Executive Officers            Advisors
3/25/09                      526,027                1,032,533
4/7/08                       592,365                  982,733
4/9/07                       525,620                  860,212
4/11/06                      462,935                  626,592

This illustrates Vicuna's significant and sustained share ownership in relation to the management and Board of Directors. Notwithstanding the ownership differential described above, a vacancy on the Board, and a poor track record, the Board has consistently found reasons to dismiss our requests.

In 2009, Vicuna Advisors intends to withhold votes, as it did in 2008, for all of the directors nominated to serve on the Board. Apart from a seat occupied by revolving CEOs, the composition of the Board of Directors has remained the same for the last five years. The Chairman of the Board has advised us that the Board considers its current composition to be well-suited to the task of overseeing our capital. Famous Dave's of America is now run by its fourth CEO since 2003. The CEO turnover and collateral executive fallout has distracted focus from creating cooperative relationships with franchise partners, from optimizing the marketing and procurement efforts, and from developing a flexible restaurant prototype. If four CEOs in five years do not prompt Board change, what exactly will precipitate such change? Instead of searching for different approaches, the Board is a static group acting only when confronted with disaster.

With respect to the allocation of capital, the company seems to have operated without a consistent methodology of calculating intrinsic value. We support share repurchase when done at attractive discounts to a firm's intrinsic value. We support building new restaurants when the returns earned by proposed restaurants are both attractive and consistent with the company's experience. Share repurchase is a poor idea at narrow discounts to intrinsic value, as new restaurant development is a poor idea when the projected returns are just that, projections with no tether to the company's experience. We have suggested methods for calculating the company's intrinsic value but there is no evidence that the Board considers the impact on intrinsic value in evaluating potential uses of capital. Unfortunately, we were late in realizing that the company's new store analysis fails to account for allocated costs. Whether the Board would have stopped opening new stores absent our protests last year is purely hypothetical.


Based on recently reported figures, we believe that Famous Dave's is not being adequately conservative in weighting the risk of continued restaurant traffic weakness. We feel that additional oversight of expenses and accumulated overhead is critical. The attitude at headquarters seems to be "if business worsens, we will take the appropriate actions."

Perhaps we are being overly conservative, but in the worst economy since the Great Depression we are strong advocates of acting now rather than later. If we are wrong, corrective action can be taken later. In a strong hurricane the knowledge of a storm surge is sufficient incentive for us to seek high ground - we need not wait until the waves are breaking on our doorstep.

The Board of Directors of Famous Dave's of America has a track record of poor judgment. This group of individuals is managing our capital in the most challenging economy in decades. We must rely on the Board's record of actions and results, not on their assurances. Given the track record, it is unreasonable to expect the present Board to represent the shareholders more effectively in the future than in the past. The results show that the quality of decisions has been poor, and may or may not be better in the future. We believe that the probabilities of sound decision making would be far greater if there were greater accountability, attendant to the presence of the largest shareholder's representatives. We do not have the answers to all of the problems the company faces. It is quite clear, however, that the current Board as presently constituted is ill-suited to continue to make sound long-term decisions on behalf of the shareholders. We encourage the Board of Directors to act on our requests for improved shareholder representation.




Joshua G. Welch